

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2023

Randy Hyzak
Executive Vice President and Chief Financial Officer
Las Vegas Sands Corp.
5500 Haven Street
Las Vegas, NV 89119

>       **Re:  Las Vegas Sands Corp.**
>             **Form 10-K for the year ended December 31, 2022**
>             **File No. 001-32373**

Dear Randy Hyzak:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>                   Sincerely,
>
>                   Division of Corporation Finance
>                   Office of Real Estate & Construction